FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of July 2017

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Nomura to Participate in Jafco Share Buyback

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: July 27, 2017	By:	/s/ Hajime Ikeda
Hajime Ikeda
Senior Managing Director

Nomura to Participate in Jafco Share Buyback

Tokyo, July 27, 2017—Nomura Holdings, Inc. (NHI) today announced that it will tender all of its holdings of ordinary shares of Jafco Co., Ltd. (Jafco) through a share buyback. After the completion of the transaction, Jafco will no longer be an equity method affiliate of NHI if a certain percentage of shares is sold.

1.	Number of Shares to be Tendered

8,488,200 shares (representing 17.6% of shares issued and 19.1% of voting rights)1

There is a possibility that the full sale of the shares offered cannot be completed if the transaction is settled by proportional distribution.

2.	Overview of the Transaction

Jafco will place a purchase order to buy back the shares through the Tokyo Stock Exchange’s ToSTNeT-3 at 8:45 AM (JST), on July 28, 2017, based on the closing share price of JPY 4,560 on July 27, 2017

3.	Purpose of the Tender

Jafco proposed the transaction to NHI. After consideration, NHI decided to accept Jafco’s offer and tender its shares as this will contribute to its drive to enhance capital efficiency and optimally allocate its management resources.

4.	Overview of Jafco

(1) Name	Jafco Co., Ltd.
(2) Address	Otemachi, Chiyoda-ku, Tokyo
(3) Representative	Shinichi Fuki
(4) Business	Venture capital and buy out investment
(5) Capital	JPY 33.2bn (as of March 2017)
(6) Established	April,1973
(7) Group Employees	152 (consolidated base, as of March 2017)
(8) Group Revenue	JPY 27.8bn (as of March 2017)
(9) Shareholders (excluding treasury stock)
	Nomura Holdings, Inc.	17.6%
	Nomura Research Institute, Ltd.	10.2%
	Japan Trustee Services Bank, Ltd.	9.6%
	The Master Trust Bank of Japan, Ltd.	3.0%
	Trust & Custody Services Bank, Ltd.	2.2%
	STATE STREET LONDON CARE OF STATE STREET BANK AND TRUST	1.7%
	J.P. MORGAN CHASE BANK	1.4%

[1]	Percentages are based on shares held as of March 31, 2017.

5.	Outlook

After the transaction is completed, Jafco will no longer be an equity method affiliate of NHI if a certain number of shares are sold. However, the transaction will not affect the current business relationship between NHI and Jafco. Jafco is the leading independent venture capital firm in Japan and NHI recognizes it as a partner with the common aim of helping to stimulate the capital market.

6.	Financial Impact

NHI estimates that if all of the tendered shares are sold the transaction will generate pretax income of approximately JPY 9 billion which will be booked in its second quarter consolidated financial results. NHI will disclose the final gain from the sale once the number of shares sold, etc. has been determined.

ends

For further information please contact:

Name	Company	Telephone
Kenji Yamashita	Nomura Holdings, Inc. Group Corporate Communications Dept.	81-3-3278-0591

Nomura

Nomura is an Asia-headquartered financial services group with an integrated global network spanning over 30 countries. By connecting markets East & West, Nomura services the needs of individuals, institutions, corporates and governments through its three business divisions: Retail, Asset Management, and Wholesale (Global Markets and Investment Banking). Founded in 1925, the firm is built on a tradition of disciplined entrepreneurship, serving clients with creative solutions and considered thought leadership. For further information about Nomura, visit www.nomura.com.